

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

<u>Via E-mail</u>
Mr. Luis Francisco Saenz
President, Chief Executive Officer, and Director
Li3 Energy, Inc.
Marchant Pereira 150 Of. 803
Providencia, Santiago de Chile
Chile

> **Re:** **Li3 Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 26, 2014**
> **File No. 000-54303**

Dear Saenz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended 2014 Filed September 26, 2014.</u>

<u>Project Overview</u>

<u>Maricunga Project page 7</u>

1. Pursuant to the instructions to paragraph (b) (5) of Industry Guide 7 only proven or probable reserves and estimates of such reserves may be disclosed in filings with the United States Securities and Exchange Commission. Please revise to remove the average concentrations of your resources from your resource report. You may wish to consider disclosing specific sample results in your filing.

Mr. Luis Francisco Saenz
Li3 Energy, Inc.
January 21, 2015

2.   We note your references to 43-101 reports and compliant measured resource reports throughout your filing. Please tell us if these reports are filed in Canada for review by the Canadian authorities and, if not, clarify this throughout your filing.

3.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power for your property and a description of any infrastructure located on your property.

4.   Please provide a brief overview of the exploration work that has been performed on your SLM Litio 1-6 and Cocina Mining concessions pursuant to paragraph (b) (4) of Industry Guide 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202)551-3610 if you have questions regarding engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director